SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated August 31, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, August 31, 2023 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, communicates that it has sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital.

Quality Invest S.A. owns a property located at Avenida San Martín 601/611/645 in the district of San Martín, Province of Buenos Aires, of 159,996 sqm with a covered area of 80,027 sqm, which used to be the industrial plant for Nobleza Picardo´s headquarters until 2011.

The transaction price was set at USD 22,9 million of which USD 21,5 million has been collected with the transfer of the shares and the balance of USD 1,4 million will be collected after 3 years, accruing an annual interest of 7%.

The financial result of this operation will be recognized in the Company's Financial Statements for the first quarter of fiscal year 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

August 31, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets